A detailed description of the share consolidation described in this Letter of Transmittal is contained in the Notice and Management Information Circular for, inter alia, the Special Meeting of Common Shareholders of Banro Corporation (the “Circular”) dated February 27, 2017, mailed to, inter alia, Common Shareholders in connection with the special meeting of Common Shareholders to be held on March 31, 2017 (the “Meeting”). You are strongly encouraged to read the Circular before completing this Letter of Transmittal. You may obtain an additional copy of the Circular under the profile of Banro Corporation at www.sedar.com. Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the Circular.

The instructions accompanying this Letter of Transmittal should be read carefully before completing this Letter of Transmittal. TSX Trust Company (the “Transfer Agent”) (see below for address and telephone number) or your broker or other financial advisor will be able to assist you in completing this Letter of Transmittal.

LETTER OF TRANSMITTAL

WITH RESPECT TO THE COMMON SHARES OF

BANRO CORPORATION

     This Letter of Transmittal is for use by registered holders (“Registered Common Shareholders”) of common shares (“Common Shares”) of Banro Corporation (“Banro” or the “Company”) in connection with the proposed consolidation (the “Consolidation”) of the Company’s Common Shares on the basis of ten (10) pre-Consolidation Common Shares, or such lesser number as is determined by the board of directors of the Company, for every one (1) post-Consolidation Common Share. It is expected that the Consolidation will occur, if at all, shortly following the Effective Date of the Arrangement described in the Circular.

     In order to receive post-Consolidation Common Shares if the Consolidation is implemented, a Registered Common Shareholder must complete, sign and date this Letter of Transmittal and return it together with the certificates evidencing its pre-Consolidation Common Shares and such other documents as may reasonably be requested to the Transfer Agent.

     No certificates representing fractional post-Consolidation Common Shares shall be issued upon the surrender for exchange of certificates representing pre-Consolidation Common Shares. In the event that the Consolidation would result in a Registered Common Shareholder being entitled to a fractional Common Share, then such fractional Common Share shall be rounded down to the nearest whole number of Common Shares. In calculating such fractional interest, all Common Shares registered in the name of a Registered Common Shareholder shall be aggregated.

     Please read the Circular and the instructions set out below carefully before completing this Letter of Transmittal. The failure to strictly comply with the instructions contained in this Letter of Transmittal and the Circular may result in a Registered Common Shareholder forfeiting its rights. Delivery of this Letter of Transmittal to an address other than as set forth herein will not constitute a valid delivery.

     Please note that the delivery of this Letter of Transmittal, together with your pre-Consolidation Common Share certificate(s), does not constitute a vote in favor of the Consolidation or any other matters set out in the Circular. To exercise your right to vote at the Meeting you must attend the Meeting in person or complete and return the form of proxy that accompanied the Circular to Banro’s transfer agent and registrar, TSX Trust Company (the “Transfer Agent”), 200 University Avenue, Suite 300, Toronto, Ontario, M5H 4H1, Attention: Corporate Actions, not later than 4:00 p.m. (Toronto time) on March 29, 2017 or, if the Meeting is adjourned or postponed, at least 48 hours (excluding Saturdays, Sundays and holidays) before any adjourned or postponed Meeting. See “Matters Pertaining to Use of Proxies – Appointment of Proxies” in the Circular.

The undersigned hereby represents and warrants that the undersigned is the owner of the number of pre-Consolidation Common Shares which shares are represented by the share certificate(s) described below, the delivery of such certificate(s) by the undersigned to the Transfer Agent does not violate any laws applicable to the undersigned and the undersigned has not sold, transferred or assigned, or agreed to sell, transfer or assign, such pre-Consolidation Common Shares, has good title to the pre-Consolidation Common Shares represented by the said certificate(s), free and clear of all liens, charges, encumbrances (and any agreement, option, right or privilege, whether by law, contract or otherwise, capable of becoming any of the foregoing), and has full power and authority to herewith deposit such pre-Consolidation Common Shares.

The undersigned further represents, warrants and acknowledges that all information provided by the undersigned in this Letter of Transmittal is true, accurate and complete, and that the covenants, representations and warranties of the undersigned herein shall survive the completion of the Consolidation.

Certificate Number(s)	Number of pre-Consolidation Common Shares Represented by Certificate	Registered in the Name of (Please fill in exactly as name(s) appear(s) on certificate(s))

NOTE: If the space provided is insufficient, details may be listed on a separate schedule to this Letter of Transmittal.

The above-listed share certificates are hereby surrendered in exchange for certificates representing post-Consolidation Common Shares on the basis of ten (10) pre-Consolidation Common Shares, or such lesser number as is determined by the board of directors of the Company, for every one (1) post-Consolidation Common Share. No certificates representing fractional post-Consolidation Common Shares shall be issued upon the surrender for exchange of certificates representing pre-Consolidation Common Shares.

Registered Common Shareholders who do not deliver their certificates representing pre-Consolidation Common Shares and all other documents required by the Transfer Agent on or before the sixth anniversary of the effective date of the Consolidation shall lose their right to receive post-Consolidation Common Shares and will not be paid any cash or other compensation.

The undersigned hereby covenants to execute, upon request, any additional documents, transfers and other assurances as may be necessary or desirable to complete the exchange contemplated hereby. The undersigned further agrees that all questions as to the validity, form and acceptance of any pre-Consolidation Common Shares will be determined by Banro in its sole discretion and that such determination shall be final and binding. The undersigned agrees not to transfer or permit to be transferred any of the deposited pre-Consolidation Common Shares.

If the Consolidation is not completed or proceeded with, the enclosed certificate(s) in respect of Banro’s Common Shares and all other ancillary documents will be returned forthwith to the undersigned at the address set out below or, if no instructions are given, to the address if any, of the undersigned as appears on the share register maintained by the Transfer Agent.

Each authority conferred or agreed to be conferred by the undersigned in this Letter of Transmittal shall survive the death or incapacity of the undersigned and any obligation of the undersigned hereunder shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

By reason of the use by the undersigned of an English language Letter of Transmittal, the undersigned and each of you shall be deemed to have required that any contract in connection with the delivery of the post-Consolidation Common Shares certificate(s) pursuant to the Consolidation through this Letter of Transmittal, as well as all documents related thereto, be drawn exclusively in the English language. En raison de l’utilisation d’une lettre d’envoi en langue anglaise par le soussigné, le soussigné et les destinataires sont présumés avoir requis que tout contrat attesté par ceci et son acceptation au moyen de la présente lettre d’envoi, de même que tous les documents qui s’y rapportent, soient rédigés exclusivement en langue anglaise.

A.	NAME AND NUMBER OF CERTIFICATES FOR POST-CONSOLIDATION COMMON SHARES:

The undersigned authorizes and directs the Transfer Agent to issue a certificate for post-Consolidation Common Shares to which the undersigned is entitled as indicated below and to mail such certificate to the address indicated below or, if no instructions are given, in the name and to the address if any, of the undersigned as appears on the share register maintained by the Transfer Agent.

Certificate(s) representing post-Consolidation Common Shares are to be issued as follows:

Name on Certificate	Number of post-Consolidation Common Shares

B. DELIVERY Mail or make available for delivery certificate(s) representing the post-Consolidation Common Shares as follows:

C.        IMPORTANT: This box must be completed fully if the name in which any post-Consolidation Common Shares is to be issued differs from the name of the Registered Common Shareholder appearing on the existing certificate(s).

Name: __________________________________

Address: __________________________________	Date:___________________________________

Postal (Zip) Code: __________________________________	Signature:_________________________________
Make available for pick-up at the office of TSX Trust
Company, against a counter receipt, by:	Name:____________________________________

Name:____________________________________	Address: __________________________________

Address:__________________________________	Postal (Zip) Code:__________________________
Signature Guaranteed by:

Telephone #: __________________________________

Date: __________________________________	__________________________________
Signature of Registered Common Shareholder

NOTE: The instructions on the following pages should be read carefully before completing this Letter of Transmittal. The Transfer Agent (see below for address and telephone number) or your broker or other financial advisor will be able to assist you in completing this Letter of Transmittal.

INSTRUCTIONS

1.	Use of Letter of Transmittal

(a)	Registered Common Shareholders should read the accompanying Circular prior to completing this Letter of Transmittal.

(b)

This Letter of Transmittal duly completed and signed (or an originally signed facsimile copy thereof) together with accompanying certificates representing the pre-Consolidation Common Shares and all other required documents must be sent or delivered to the Transfer Agent at the address specified below.

(c)

The method used to deliver this Letter of Transmittal and any accompanying certificates representing pre-Consolidation Common Shares is at the option and risk of the holder surrendering them, and delivery will be deemed effective only when such documents are actually received by the Transfer Agent. It is recommended that the necessary documentation be hand delivered to the Transfer Agent at the address specified below, and a receipt obtained therefore; otherwise the use of registered mail with return receipt requested, and with proper insurance obtained, is recommended. Delivery to an office other than to the specified office does not constitute delivery for this purpose.

(d)

Each Registered Common Shareholder of Banro’s pre-Consolidation Common Shares must fill in the delivery instructions in Part B and sign and date this Letter of Transmittal. If Part B is not completed, the certificate(s) representing post-Consolidation Common Shares will be mailed to the Registered Common Shareholder’s address recorded on the books of the Transfer Agent.

(e)	Banro reserves the right if it so elects in its absolute discretion to instruct the Transfer Agent to waive any defect or irregularity contained in any Letter of Transmittal received by it.

2.	Signatures

(a)	Common Share certificate(s) registered in the name of the person by whom the Letter of Transmittal is signed need not be endorsed or accompanied by any share transfer power of attorney.

(b)

If no change in the name of the Registered Common Shareholder appearing on the pre- Consolidation Common Share certificate(s) is desired but more than one new certificate is to be issued in that name, the Registered Common Shareholder should also fill out Part A of this Letter of Transmittal. Any Registered Common Shareholder who does not fill out Part A will receive one post-Consolidation Common Share certificate for each pre-Consolidation Common Share certificate delivered to the Transfer Agent. No charge will be made for one new replacement certificate but where more than one certificate is requested a charge of $6.00 (plus H.S.T.) will be levied for each additional certificate.

(c)

A Registered Common Shareholder of pre-Consolidation Common Shares who wishes to have the certificate(s) representing the post-Consolidation Common Shares registered in the name of a person other than the Registered Common Shareholder must fill in Part C as well as Parts A and B of the Letter of Transmittal and must endorse the existing pre-Consolidation Common Share certificate(s) delivered to the Transfer Agent with the Letter of Transmittal. The signature of the Registered Common Shareholder must correspond in every respect with the name appearing on the face of the certificate(s). Such signature must be guaranteed by an Eligible Institution.

An “Eligible Institution” means a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada and the United States, members of the Investment Industry Regulatory Organization of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States.

(d)

Where the Letter of Transmittal is executed on behalf of a corporation, partnership or association or by an agent, executor, administrator, trustee, guardian or any person acting in a representative capacity, the Letter of Transmittal must be accompanied by evidence of the representative’s authority to act satisfactory to the Transfer Agent.

(e)

If any of the surrendered pre-Consolidation Common Shares are registered in different names or different forms on several certificates (e.g. ‘‘John Doe’’ and ‘‘J. Doe’’), it will be necessary to complete, sign and submit as many separate Letters of Transmittal as there are different registrations of pre-Consolidation Common Shares.

3.	Lost Common Share Certificates

If a Common Share certificate has been lost, stolen or destroyed, the Letter of Transmittal must be completed as fully as possible and forwarded to the Transfer Agent together with a letter stating the loss, theft or destruction. The Transfer Agent will respond with the replacement requirements, which must be properly completed and returned prior to affecting the exchange.

4.	Miscellaneous

(a)

If the space on this Letter of Transmittal is insufficient to list all certificates for the pre- Consolidation Common Shares, additional certificate numbers and numbers of shares may be included on a separate signed list affixed to this Letter of Transmittal.

(b)	No alternative, conditional or contingent deposits of pre-Consolidation Common Shares will be accepted.

(c)	This Letter of Transmittal will be construed in accordance with and governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein.

(d)	Additional copies of the Letter of Transmittal may be obtained from the Transfer Agent at the office listed on the following page.

The Transfer Agent is:

TSX Trust Company

200 University Avenue
Suite 300
Toronto , Ontario
M5H 4H1

Attention : Corporate Actions

Local Direct - 416-342-1091
Toll Free - 1-866-600-5869
Email - TMXEinvestorservices@tmx.com

Any questions and requests for assistance may be directed by
Shareholders to the Transfer Agent at the telephone number, email address or location set out above.